EXHIBIT 99.17

mCloud Joins 2020 TSX Venture Top S0
for Second Consecutive Year

Included in the TSX Venture 50 are the Top Per/orming Companies o/ the Year

VANCOUVER, February 20, 2020 - mCloud Technologies Corp. (TSX-V: MCLD, MCLD.DB) (OTCQB: MCLDF) ("mCloud" or the "Company"), a leading provider of asset management solutions combining loT, cloud computing, artificial intelligence and analytics, is pleased to announce that it has been recognized by the TMX as one of the top performers in the Technology sector on the TSX Venture Exchange. The TMX Group's annual performance ranking is based on three equally weighted criteria, including market capitalization growth, share price appreciation and trading volume.

"lt's an honour to again be named to the TSX Venture 50 and being a part of this exclusive group of industry leaders," said Russ McMeekin, mCloud President and CEO. "mCloud has consistently created value for our shareholders through execution on our strategy and international expansion."

"Our aggressive growth strategy acquiring high performance technologies and domain expertise makes us the energy asset management company to watch," McMeekin added.

The TSX Venture recently interviewed Mr. McMeekin, discussing the company's past years performance and providing a 2020 outlook. The interview can be accessed at https://vimeo.com/390261237/2731a79497.

About mCloud Technologies Corp.

mCloud is creating a more efficient future with the use of Al and analytics, curbing energy waste, maximizing energy production, and getting the most out of critical energy infrastructure. Through mCloud's Al-powered AssetCare™ platform, mCloud offers complete asset management solutions to three distinct segments: smart facilities, power generation, and process industries including oil and gas. loT sensors bring data from connected assets into the cloud, where Al and analytics are applied to maximize their performance.

Headquartered in Vancouver, Canada with offices in twelve locations worldwide, the mCloud family includes an ecosystem of operating subsidiaries that deliver high-performance loT, Al, 3D, and mobile capabilities to customers, all integrated into AssetCare. With over 100 blue-chip customers and more than 35,000 assets connected in thousands of locations worldwide, mCloud is changing the way energy assets are managed.

mCloud's common shares and its convertible debentures trade on the TSX Venture Exchange under the symbols MCLD and MCLD.DB, respectively. mCloud's common shares also trade on the OTCQB under the symbol MCLDF. For more information, visit www.mcloudcorp.com.

SOURCE mCloud Technologies Corp. For further information:

Craig MacPhail, NATlONAL Capital Markets, T: 416-586-1938, cmacphail@national.ca; Chantal Schutz, Chief Financial Officer, mCloud Technologies Corp., T: 604-669-9973

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange} accepts responsibility for the adequacy or accuracy of this release.